

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com

February 14, 2013

<u>Via Overnight Delivery</u>

Ms. Jane W. McCahon
Vice President – Corporate Relations & Corporate Secretary
Telephone & Data Systems, Inc.
30 North Lasalle Street
Suite 4000
Chicago, IL 60602

Re: <u>Notice of Intent to Nominate Director at the Company's 2013 Annual Meeting of Shareholders</u>

Dear Ms. McCahon:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies Telephone & Data Systems, Inc. ("the Company") that it intends to nominate Ryan J. Morris as a nominee for election, by the holders of the Company's common shares, as director to the Board of Directors of Telephone & Data Systems, Inc. at the Company's 2013 Annual Meeting of Shareholders.

In accordance with the Company's bylaws we provide the following information concerning Mr. Ryan J. Morris

1. The nominee's name, age, principal occupation and employer.

    Ryan J. Morris, 28. Managing Partner, Meson Capital Partners LLC

2. The nominee's business address and residential address. Telephone number.

    2687 California Street, San Francisco, CA, 94115. (607) 279-5382

3. A biographical profile of the nominee, including educational background and business and professional experience.

    Ryan J. Morris is the Managing Member of Meson Capital Partners LLC ("Meson LLC"), a San Francisco-based investment partnership, which he founded in February 2009. Mr. Morris is currently Executive Chairman of the Board of InfuSystem Holdings, Inc., (NYSE-MKT: INFU) (April 2012-Present). Mr. Morris was elected Chairman of the Board of Lucas Energy, Inc. (NYSE-MKT: LEI) in December 2012. Mr. Morris has served as a director of Lucas Energy, Inc. since October 2012. From June 2011 through July 2012, Mr. Morris served as a member of the equity committee responsible for

1



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com

maximizing value to the stockholders of HearUSA, Inc. Prior to founding Meson LLC, in July 2008 he co-founded VideoNote LLC, a small and profitable educational software company with customers including Cornell University and The World Bank, and he continues to serve as its Chief Executive Officer. Mr. Morris has a Bachelor's of Science and Masters of Engineering degree in Operations Research & Information Engineering from Cornell University. Mr. Morris is a Chartered Financial Analyst.

GAMCO believes that Mr. Morris's qualifications to serve on the Board of Directors include his position as Executive Chairman of the Board of InfuSystem Holdings, Inc. and Chairman of the Board of Lucas Energy, Inc. GAMCO believes Mr. Morris brings extensive investment experience and strongly supports the nomination of Mr. Morris for election to the Board of Directors of the Company at its 2013 Annual Meeting of Shareholders.

A copy of Mr. Morris's biographical sketch is enclosed (Exhibit A).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

> *We are advised that no business relationship exists between Mr. Morris and the Company, directly or indirectly, and that Mr. Morris would qualify under NYSE rules as an independent director.*

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

> *At present, Mr. Morris does not hold any shares of stock of the Company.*

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

7. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

> *Mr. Morris's written consent letter is enclosed (Exhibit B).*

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com

GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.

2. GAMCO's address and telephone number.

    GAMCO's principal offices are located at One Corporate Center, Rye, NY 10580. (914) 921-5100.

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Shareholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

    As of February 13, 2013, GAMCO was the beneficial owner of 5,295,292 shares of the Company's common stock, representing 5.21% of the outstanding shares of the common stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated December 19, 2012, is enclosed (Exhibit C).

4. A description of all arrangements and understandings between GAMCO and each nominee being nominated by GAMCO and any other person or persons (including their names) pursuant to which the nominee is being recommended by the Shareholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NYSE.

    There are no arrangements or understanding between GAMCO and Mr. Morris or others pursuant to which Mr. Morris is being recommended by GAMCO.

    GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of 2.50% of the common stock of InfuSystem Holdings, Inc., for which Mr. Morris serves as a director.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders.

    GAMCO does intend to deliver a proxy statement and form of proxy. GAMCO intends to deliver a proxy statement and form of proxy to all holders of the Company's common shares and it is anticipated that certain staff members of GAMCO will participate in the solicitation.

3



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com

GAMCO and the nominee agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of this nomination.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Telephone & Data Systems, Inc. requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Shareholders in person or by proxy to nominate Mr. Morris to serve as a director of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman

Enclosures

EXHIBIT A

Ryan J. Morris

Age:	28
Address:	2687 California Street San Francisco, CA 94115
Principal Occupation:	Managing Member of Meson Capital Partners LLC (2009-present), Executive Chairman of the Board of InfuSystem Holdings, Inc. (2012-present), Chairman of the Board of Lucas Energy, Inc. (2012-present), Chief Executive Officer of VideoNote LLC (2008-present)
Other Directorships:	InfuSystem Holdings, Inc. Lucas Energy, Inc.

EXHIBIT B

February 12, 2013

Ms. Jane W. McCahon
Vice President – Corporate Relations & Corporate Secretary
Telephone & Data Systems, Inc.
30 North Lasalle Street
Suite 4000
Chicago, IL 60602

Re: Director Nomination

Dear Ms. McCahon:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Telephone & Data Systems, Inc. ("Telephone & Data"). I hereby consent to being named as a nominee in the Telephone & Data proxy statement for its 2013 Annual Meeting of Shareholders, and to serving as a Director if elected.

Sincerely,



Ryan J. Morris

Feb 12, '13

EXHIBIT C

Most recent Schedule 13D amendment, filed on December 19, 2012 (complete filing available on EDGAR)